SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 4
to
SCHEDULE TO
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

Linktone Ltd.
(Name of Subject Company (Issuer))

MNC International Ltd.
PT Media Nusantara Citra Tbk
(Names of Filing Persons (Offerors))

American Depositary Shares (each represents 10 ordinary shares, par value $0.0001 per share)	535925101

Ordinary Shares, par value $0.0001 per share	535925929
(Title of class of securities)	(CUSIP number of class of securities)
Hary Tanoesoedibjo
President Director
PT Media Nusantara Citra Tbk
Menara Kebon Sirih
Jl. Kebon Sirih 17-19
Jakarta, 10340
Indonesia
+62 21 390 0885
(Name, address and telephone number of person authorized to
receive notices and communications on behalf of the filing person)

Copies to:
Mark D. Gerstein
Latham & Watkins LLP
233 S. Wacker Dr. Suite 5800
Chicago, IL 60606
Tel: 312-876-7700

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$22,800,000	$896.04

*	Estimated for purposes of calculating the filing fee only. This amount assumes the purchase of American Depositary Shares (“ADSs”) representing 10 ordinary shares, par value $0.0001 per share (“Ordinary Shares”) and Ordinary Shares, aggregating up to 6,000,000 ADSs (treating each Ordinary Share as one-tenth of an ADS for such purpose) of Linktone Ltd., at a purchase price of $3.80 per ADS or $0.38 per Ordinary Share.

**	The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), equals 0.003930% of the transaction valuation.

☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $896.04	Filing Party: PT Media Nusantara Citra Tbk
Form or Registration No. SC TO-T	Date Filed: February 6, 2008

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of the Offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:

☑	third-party tender Offer subject to Rule 14d-1.

☐	issuer tender Offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the Offer: ☑

AMENDMENT NO. 4 TO SCHEDULE TO
     This Amendment No. 4 (this “Amendment”) to Tender Offer Statement on Schedule TO (as amended, the “Schedule TO”) amends and supplements the statement originally filed on February 6, 2008 and amended on February 28, 2008, March 5, 2008 and March 27, 2008, on behalf of PT Media Nusantara Citra Tbk, a company incorporated with limited liability under the laws of the Republic of Indonesia (“MNC”) and MNC International Ltd., a company incorporated with limited liability under the laws of the Cayman Islands and an indirect wholly-owned subsidiary of MNC (the “Purchaser”). This Schedule TO relates to the offer by the Purchaser to purchase American Depositary Shares (“ADSs”) representing 10 ordinary shares, par value $0.0001 per share (“Ordinary Shares”) and Ordinary Shares, aggregating up to 6,000,000 ADSs (treating each Ordinary Share as one-tenth of an ADS for such purpose) of Linktone Ltd., a company incorporated with limited liability under the laws of the Cayman Islands (“Linktone”), at a price of $3.80 per ADS or $0.38 per Ordinary Share (in each case, the “Offer Price”), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated February 6, 2008, as amended and restated on February 28, 2008 (as amended, the “Offer to Purchase”), and in the related Letter of Transmittal for ADSs or the Letter of Transmittal for Ordinary Shares, as applicable (each, a “Letter of Transmittal” and together, the “Letters of Transmittal” and together with the Offer to Purchase, as each may be amended or supplemented from time to time, the “Offer”). A copy of the Offer to Purchase, as amended and restated, is filed as Exhibit (a)(1)(H) to the Schedule TO. Copies of the Letters of Transmittal for ADSs and Ordinary Shares are filed as Exhibit (a)(1)(B) and Exhibit (a)(1)(I) respectively to the Schedule TO. Capitalized terms used and not otherwise defined in this Amendment shall have the meanings assigned to such terms in the Offer to Purchase.
Miscellaneous
     Item 11 is hereby amended and supplemented by adding the following to the end thereof:
“The Offer expired at 12:00 midnight, New York City time, on Wednesday, March 26, 2008. The Depositary has advised MNC and the Purchaser that, based on its final tabulation, 15,429,603 ADSs and 11,780 Ordinary Shares were validly tendered and not properly withdrawn in the Offer.
The Purchaser has accepted for payment 6,000,000 ADSs that were validly tendered and not properly withdrawn in the Offer (treating each Ordinary Share properly tendered as one-tenth of an ADS for such calculation). Because 15,429,603 ADSs were validly tendered and not properly withdrawn in the Offer (an amount in excess of the 6,000,000 ADSs that the Purchaser offered to purchase pursuant to the Offer; treating each Ordinary Share tendered as one-tenth of an ADS for such calculation), the resulting proration factor is approximately 38.88% of the number of Securities tendered, with adjustments to avoid purchases of fractional ADSs or fractional Ordinary Shares. Accordingly, the Purchaser will purchase from each tendering holder of Securities approximately 38.88% of such ADSs or Ordinary Shares as were validly tendered and not properly withdrawn in the Offer, subject to adjustments to avoid purchases of fractional ADSs or fractional Ordinary Shares. The Depositary will promptly issue payment based on this proration factor and these adjustments for those Securities validly tendered and not properly withdrawn and accepted for payment in the Offer and will return to the tendering holder all Securities tendered, but not accepted for payment, in the Offer.
Pursuant to the Acquisition Agreement, following the acceptance for payment of the Securities in the Offer, the Purchaser will subscribe for 180,000,000 newly issued Ordinary Shares of Linktone at a purchase price equivalent to the Offer Price. The Purchaser completed the Subscription for these Ordinary Shares on April 3, 2008. After giving effect to the Subscription and the acquisition of Securities in the Offer, the Purchaser will hold approximately 57.10% of Linktone’s total outstanding Ordinary Shares, calculated on a fully-diluted basis. As the indirect holder of approximately 57.10% of Linktone’s Ordinary Shares, MNC will be able to control Linktone.
On April 3, 2008, MNC issued a press release announcing the final results of the Offer. The full text of the April 3, 2008 press release is attached as Exhibit (a)(1)(T) and is incorporated herein by reference.”
Item 12 is amended and supplemented by adding the following:
“(a)(1)(T) Press Release issued by MNC on April 3, 2008.”

SIGNATURES
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

MNC International Ltd.
By:	/s/ Jarod Suwahjo
	Name:	Jarod Suwahjo
	Title:	Director

PT Media Nusantara Citra Tbk
By:	/s/ Hary Tanoesoedibjo
	Name:	Hary Tanoesoedibjo
	Title:	President Director

Date: April 3, 2008

INDEX TO EXHIBITS

(a)(1)(A)	Offer to Purchase, dated as of February 6, 2008 (incorporated by reference to Exhibit (a)(1)(A) of the Schedule TO-T filed by MNC with the SEC on February 6, 2008).

(a)(1)(B)	Letter of Transmittal for ADSs (incorporated by reference to Exhibit (a)(1)(B) of the Schedule TO-T filed by MNC with the SEC on February 6, 2008).

(a)(1)(C)	Notice of Guaranteed Delivery (incorporated by reference to Exhibit (a)(1)(C) of the Schedule TO-T filed by MNC with the SEC on February 6, 2008).

(a)(1)(D)	Letter to Brokers, Dealers, Banks, Trust Companies and other Nominees (incorporated by reference to Exhibit (a)(1)(D) of the Schedule TO-T filed by MNC with the SEC on February 6, 2008).

(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Banks, Trust Companies and other Nominees (incorporated by reference to Exhibit (a)(1)(E) of the Schedule TO-T filed by MNC with the SEC on February 6, 2008).

(a)(1)(F)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9 (incorporated by reference to Exhibit (a)(1)(F) of the Schedule TO-T filed by MNC with the SEC on February 6, 2008).

(a)(1)(G)	Summary Advertisement published on February 6, 2008 (incorporated by reference to Exhibit (a)(1)(G) of the Schedule TO-T filed by MNC with the SEC on February 6, 2008).

(a)(1)(H)	Amended and Restated Offer to Purchase, dated as of February 28, 2008 (incorporated by reference to Exhibit (a)(1)(H) of the Schedule TO-T/A filed by MNC with the SEC on February 28, 2008).

(a)(1)(I)	Letter of Transmittal for Ordinary Shares (incorporated by reference to Exhibit (a)(1)(I) of the Schedule TO-T/A filed by MNC with the SEC on February 28, 2008).

(a)(1)(J)	Press Release issued by Linktone on November 28, 2007 (incorporated by reference to the Schedule TO-C filed by MNC with the SEC on November 28, 2007).

(a)(1)(K)	Revised Press Release issued by Linktone on November 28, 2007 (incorporated by reference to the Schedule TO-C filed by MNC with the SEC on November 28, 2007).

(a)(1)(L)	Revised Press Release issued by MNC on November 29, 2007 (incorporated by reference to the Schedule TO-C filed by MNC with the SEC on November 29, 2007).

(a)(1)(M)	Press Release issued by Linktone on November 29, 2007 (incorporated by reference to the Schedule TO-C filed by MNC with the SEC on November 29, 2007).

(a)(1)(N)	Investor Presentation by MNC and Linktone on November 30, 2007 (incorporated by reference to the Schedule TO-C filed by MNC with the SEC on November 30, 2007).

(a)(1)(O)	Press Release issued by Linktone on January 30, 2008 (incorporated by reference to the Schedule TO-C filed by MNC with the SEC on January 31, 2008).

(a)(1)(P)	Investor Presentation (incorporated by reference to the Schedule TO-C filed by MNC with the SEC on February 4, 2008).

(a)(1)(Q)	Press Release issued by MNC on February 6, 2008 (incorporated by reference to Exhibit (a)(1)(O) of the Schedule TO-T filed by MNC with the SEC on February 6, 2008).

(a)(1)(R)	Press Release issued by MNC on February 28, 2008 (incorporated by reference to Exhibit (a)(1)(Q) of the Schedule TO-T/A filed by MNC with the SEC on February 28, 2008).

(a)(1)(S)	Press Release issued by MNC on March 27, 2008 (incorporated by reference to Exhibit (a)(1)(R) of the Schedule TO-T/A filed by MNC with the SEC on March 27, 2008).

(a)(1)(T)	Press Release issued by MNC on April 3, 2008 *

(a)(5)	Amended and Restated Deposit Agreement, dated April 26, 2007, among Linktone, JPMorgan Chase Bank N.A. and Holders of American Depositary Receipts (incorporated by reference to Exhibit A to the Company’s Registration Statement on Form F-6 (Registration No. 333-142133) as filed with the SEC on April 16, 2007).

(d)(1)	Acquisition Agreement, dated as of November 28, 2007, among MNC and Linktone (incorporated by reference to Exhibit A to the Solicitation/Recommendation Statement on Schedule 14D-9 filed by Linktone with the SEC on December 21, 2007).

(d)(2)	Confidentiality Agreement, dated as of October 5, 2007, by and between Linktone and MNC (incorporated by reference to Exhibit (d)(2) of the Schedule TO-T filed by MNC with the SEC on February 6, 2008).

(d)(3)	Amendment No. 1 to Acquisition Agreement, dated as of February 28, 2008, among MNC, the Purchaser and Linktone (incorporated by reference to Exhibit (d)(3) of the Schedule TO-T/A filed by MNC with the SEC on February 28, 2008).

*	Filed herewith